Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

EDGAR Correspondence

October 28, 2013

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Meridian Fund, Inc. (the “Corporation”)
Post-Effective Amendment No. 42 under the
Securities Act of 1933 (the “1933 Act”) and
Amendment No. 43 under the
Investment Company Act of 1940 (the “1940 Act”)
File Nos. 2-90949 and 811-04014

Dear Ms. White:

We are writing, on behalf of the Corporation, to respond to the comments provided by you to us by telephone on October 18, 2013 in connection with the amendment to the registration statement filed on August 27, 2013 by the Corporation on behalf of Meridian Contrarian Fund, Meridian Equity Income Fund and Meridian Growth Fund, each a series of the Corporation (each, a “Fund” and, collectively, the “Funds”). These comments are summarized below, each of which is followed by our response.

PROSPECTUS COMMENTS

Comment 1:

In the Annual Fund Operating Expense portion of the table entitled “Fund Summary – Fees and Expenses of the Fund,” please ensure that any subcaptions under the “Other Expenses” caption are indented.

Response 1:

As requested, the Corporation has reviewed the Prospectus to ensure that such subcaptions are indented, as appropriate.

Comment 2:

With respect to the Meridian Equity Income Fund’s commitment to invest 80% of its net assets in equity securities, please revise the disclosure contained in the Fund’s principal investment strategies to indicate that the Fund will invest 80% of its net assets in equity securities that are income producing, in order to comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”).

Ms. Alison White

Division of Investment Management

October 28, 2013

Response 2:

While it appreciates the Staff’s comment, the Corporation respectfully declines to make the requested change because it believes that the Fund’s current disclosure regarding its 80% investment policy, as included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” is consistent with the Names Rule and corresponding Staff guidance in this regard. Specifically, in a “frequently asked questions” release the Staff stated that (i) Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment and (ii) the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income. The Fund has an investment policy to invest at least 80% of its net assets in equity securities and an investment objective to seek long-term growth of capital along with income as a component of total return. The Corporation believes the Fund’s investment policy and objective are consistent with the Names Rule.

Comment 3:

In the section of the Prospectus entitled “Fund Summary – Principal Investment Risks,” please delete the following disclosure: “An investment in the Fund may lose money and is not a deposit of a bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.”

Response 3:

To the best of the Corporation’s knowledge and belief, the Funds may be sold through an insured depository institution from time to time. Accordingly, the Corporation believes the current disclosure is appropriate and is consistent with the applicable provisions of Item 4 of Form N-1A

SAI/GENERAL COMMENTS

Comment 1:

In the sections of the statement of additional information (“SAI”) related to the Funds’ plan adopted pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 Plan”), please ensure that disclosure regarding the Rule 12b-1 Plan is consistent with the requirements of Item 19(g) of Form N-1A.

Ms. Alison White

Division of Investment Management

October 28, 2013

Response 1:

The Corporation has reviewed the SAI disclosure related to the Rule 12b-1 Plan and, to the extent necessary or appropriate, has made certain changes to further conform the disclosure to the requirements of Item 19(g) of Form N-1A.

Comment 2:

To the extent the Corporation received comments from the Staff in connection with the amendment to the registration statement filed on August 15, 2013 by the Corporation on behalf of Meridian Small Cap Growth Fund, a series of the Corporation (the “Previous Staff Comments”), please make corresponding revisions to the disclosure related to the Funds, as applicable.

Response 2:

The Corporation has reviewed the disclosure and the Previous Staff Comments and, to the extent applicable, has incorporated such comments.

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We hope that these responses adequately address your concerns. The Corporation accepts responsibility for the adequacy and accuracy of the disclosure in the Corporation’s registration statement filing that is the subject of this letter. The Corporation acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza
Robert M. Kurucza

cc:	Rick Grove
Stephanie Bullington
Paul J. Delligatti